Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Kinross Gold Corporation (“Kinross” or the “Company”)
25 York Street, 17th Floor
Toronto, Ontario
M5J 2V5

Item 2 – Date of Material Change

June 16, 2021.

Item 3 – News Release

News releases with respect to the material change referred to in this report were issued by Kinross on June 16, 2021 and June 21, 2021 through the facilities of Globe Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4 – Summary of Material Change

On June 16, 2021, Kinross announced the temporary suspension of mill operations at its Tasiast project in Mauritania due to a fire on June 15, 2021. On June 21, 2021, Kinross released an update regarding the suspension of operations at Tasiast based on its initial assessment of the damage and expected impact to the Project.

Item 5 – Full Description of Material Change

On June 16, 2021, Kinross announced the temporary suspension of mill operations at its Tasiast project in Mauritania due to a fire on June 15, 2021.

On June 21, 2021, Kinross released an update regarding the suspension of operations at Tasiast based on its initial assessment of the damage and expected impact to the Project.

Kinross has confirmed there were no injuries as a result of the fire. Mining activities have resumed at Tasiast, including stripping to access higher grade ore. Construction work on the Tasiast 24k expansion project has also resumed and the Company is evaluating opportunities to optimize the project while milling operations are suspended.

Kinross is drawing on resources from across the Company to expedite actions to reduce the SAG mill’s downtime and to review all potential strategies to mitigate the expected production deferral. With mining activities continuing at Tasiast, Kinross expects to process stockpiles of higher grade ore when the mill restarts.

Tasiast has property damage and business interruption insurance and has commenced the claims process with its insurance carriers.

The Company does not anticipate the fire to affect Tasiast’s life of mine production and mineral reserve estimates, or have a material impact on the mine’s overall value. Preliminary estimates indicate a restart of the SAG mill by year-end, with expected restart costs of up to $50 million.

The Company has revised its 2021 production guidance to 2.1 million gold-equivalent ounces (+/- 5%), compared with 2.4 million gold-equivalent ounces (+/- 5%) disclosed on February 10, 2021.

Based on the initial estimate of the SAG mill’s downtime and with ongoing work on the 24k project, Tasiast’s throughput capacity is now expected to reach 21,000 tonnes per day during Q1 2022, compared with the previous estimate of year-end 2021. Throughput capacity is expected to increase to 24,000 tonnes per day by mid-2023, which is unchanged from the original 24k project estimate.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

For further information, please contact Luke Crosby, Vice President, Assistant General Counsel and Corporate Secretary, at (647) 788-4478.

Item 9 – Date of Report

June 22, 2021.

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this material change report. Forward-looking statements include future events and opportunities including, without limitation, statements with respect to: the potential impact of the mill fire on operations at Tasiast; our estimates, expectations, forecasts and updated guidance for production at Tasiast, our revised production guidance across all of our assets, our expectations regarding all-in sustaining cost and capital expenditures, cost savings, project economics (including net present value and internal rates of return); the impact of the fire on the mineral reserve and mineral resource estimates at Tasiast, the timing and amount of estimated future production, capital expenditures, the costs and timing of the development of the 21k and 24k projects, and the proposed timing of re-commencing mining and processing activities. The words “anticipate”, “estimate”, “expect”, “opportunity”, and “option” or variations of or similar such words and phrases or statements that certain actions, events or results “may”, “could”, “will” or “would” occur, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this material change report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 30, 2021 and our full-year 2020 and first-quarter 2021 Management’s Discussion and Analysis as well as: (1) the estimated cost and projected timing of repairing and re-starting the SAG mill being consistent with the Company’s current expectations; (2) the Company’s estimates regarding the timing of completion of the 21k project; (3) the Company’s ability to successfully recover under its insurance policies being consistent with management’s expectations; (4) the impact of the incident on the Company’s current production guidance, mineral reserve and mineral resource estimates, and estimated overall value of Tasiast; (5) the estimated duration of the suspension of the SAG mill being consistent with Kinross’ current expectations; (6) the construction of the 24k project being unaffected by the suspension or re-start of the SAG mill; (7) the estimated impact on the timing of completion of the 21k project being consistent with the Company’s expectations; and (8) the viability of options to enhance shareholders returns and the Company’s ability to obtain the necessary consents and approvals related to such options. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. These uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this material change report are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our Annual Information Form dated March 30, 2021 and the "Risk Analysis" section of our full-year 2020 and first-quarter 2021 Management’s Discussion & Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this material change report, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable. The technical information about the Company’s mineral properties contained in this material change report has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.